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EXHIBIT 2.2

                           STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of the 18th day of February, 1998, is by and among DocuCorp International, Inc., a Delaware corporation ("DocuCorp"), Maitland Software, Inc., a Maine corporation (the "Company"), David T. Rourke ("Rourke"), and James S. Gentsch ("Gentsch"). Each of Rourke and Gentsch shall be referred to individually herein as the "Shareholder" and collectively herein as the "Shareholders".

                             W I T N E S S E T H:

     WHEREAS, the Shareholders collectively own, directly or indirectly, all of the outstanding capital stock (collectively, the "Shares") of the Company; and

     WHEREAS, the Shareholders desire to sell to DocuCorp, and DocuCorp desires to purchase from the Shareholders, the Shares; and

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

I.        SALE AND PURCHASE OF SHARES

1.1 PURCHASE AND SALE OF SHARES. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 2.2 hereof), the Shareholders shall assign, transfer, convey and deliver to DocuCorp, and DocuCorp shall purchase from the Shareholders, all right, title and interest in and to all of the Shares, free and clear of all liens, security interests, charges, encumbrances and rights of others.

1.1 EMPLOYMENT AGREEMENTS. At the Closing, DocuCorp and each Shareholder shall enter into an employment agreement substantially in the form of Exhibit A hereto (collectively, the "Employment Agreements").

1         CONSIDERATION; CLOSING

1.1 PURCHASE PRICE. The consideration to be received by the Shareholders in exchange for the Shares, which consideration shall be apportioned between them equally, shall be 170,000 shares (the "DocuCorp Shares") of common stock, $.01 par value, of DocuCorp ("DocuCorp Common Stock").

1.1 TIME OF CLOSING. A closing (the "Closing") for the sale and purchase of the Shares shall be held at 9:00 a.m., Dallas, Texas time, no later than March 31, 1998 (the "Closing



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Date"), at the executive offices of DocuCorp in Dallas, Texas, or at such other place or places and/or time as may be agreed upon by DocuCorp and the Shareholders.
1.2 CLOSING PROCEDURE. At the Closing, the Shareholders shall deliver to DocuCorp stock certificates or other evidence of the Shares suitable to DocuCorp, duly endorsed to DocuCorp, in form sufficient to vest record and beneficial title fully in DocuCorp to the Shares. DocuCorp shall issue and deliver to the Shareholders the 170,000 shares of DocuCorp Common Stock as described in Section 2.1 above. Each party will cause to be prepared, executed and delivered all documents required to be delivered by such party pursuant to Article 8 hereof and all other appropriate and customary documents as another party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at 12:01 a.m., Dallas, Texas time, on the Closing Date.

1         REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS.

     The Shareholders and the Company, jointly and severally, represent and warrant to DocuCorp that, except as qualified by the Sellers' Disclosure Schedule attached hereto (the "Sellers' Disclosure Schedule"):

1.1 ORGANIZATION; GOOD STANDING. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Maine and has all requisite corporate power and authority to own and lease its properties and assets and to carry on its business as currently conducted. The Company has no subsidiaries and no equity, profit sharing, participation or other ownership interest (including any general partnership interest) in any corporation, partnership, limited partnership or other entity. The Company is duly qualified and licensed to do business and is in good standing in all jurisdictions where such qualification is required, a list of which is set forth on the Sellers' Disclosure Schedule.

1.1 DUE AUTHORIZATION. The Shareholders have full power and authority to enter into and perform this Agreement and the Employment Agreements and to carry out the transactions contemplated hereby and thereby. The Company has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company.

1.1 EXECUTION AND DELIVERY. This Agreement has been duly executed and delivered by the Company and the Shareholders and constitutes their legal, valid and binding obligation, enforceable against each of them in accordance with its terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally. The execution and delivery by the Company and the Shareholders of this Agreement, the execution and delivery by the Shareholders of the Employment Agreements and the consummation of the transactions contemplated hereby and thereby will not: (i) conflict with or result in a breach of the articles of incorporation or bylaws of the Company, (ii) violate any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental authority, or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage,

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lease, contract or other instrument to which the Company or either
Shareholder is a party or by which they are bound or affected.

1.1 GOVERNMENTAL CONSENTS. No approval, authorization, consent, order or other action of, or filing with, any governmental authority or administrative agency is required in connection with the execution and delivery by the Company and the Shareholders of this Agreement or the consummation of the transactions contemplated hereby. No approval, authorization or consent of any other third party is required in connection with the execution and delivery by the Company and the Shareholders of this Agreement and the consummation of the transactions contemplated hereby.

1.1 TRANSACTIONS WITH AFFILIATES. At the time of the Closing, none of the Company's Affiliates (as defined herein) will have any interest in or will own any property or right used principally in the conduct of the Company's business. The term "Affiliate" shall mean any Shareholder or any of the Company's officers, employees and directors, any partner of any such person, or any member of the immediate family (including brother, sister, descendant, ancestor or in-law) of any such person, or any corporation, partnership, trust or other entity in which any such person or any such family member has a substantial interest or is a director, officer, partner or trustee.

1.1 TITLE TO ASSETS. The Company is the sole and exclusive legal owner of all right, title and interest in, and has good and marketable title to, all of the assets of the Company's business that it purports to own, free and clear of liens, claims and encumbrances except (i) liens, claims and encumbrances to be released at Closing and (ii) liens for taxes not yet payable.

1.1 CONDITION OF ASSETS. All of the fixed assets of the Company (considered as a whole and not on an item by item basis) are in good condition and working order, ordinary wear and tear excepted, and are suitable in all material respects for the uses for which they are intended, free from any known material defects that would substantially interfere with the continued use thereof.

1.1 INTELLECTUAL PROPERTY. The Seller's Disclosure Schedule contains a list, complete and accurate in all material respects, of copyrights, trademarks, tradenames and license rights (collectively the "Intellectual Property") which are material to the business of the Company. To the knowledge of the Company and the Shareholders, the Company's use of the Intellectual Property does not infringe upon the rights of, nor otherwise require the consent or approval of, any third parties.

1.1 TAXES. All tax reports and returns relating to the Company's assets and operations (including sales, use, income, property, franchise and employment taxes) that are due have been filed with the appropriate federal, state and local governmental agencies, and the Company has paid all taxes, penalties, interest, deficiencies, assessments or other charges due as reflected on the filed returns or claimed to be due by such federal, state or local taxing authorities (other than taxes, deficiencies, assessments or claims which are being contested in good faith and which in the aggregate are not material). There are no examinations or audits pending or unresolved examinations or audit issues with respect to the Company's federal, state or local tax returns. All additional taxes, if any, assessed as a result of such examinations or audits have been paid. There are no pending claims or proceedings relating to, or asserted for, taxes, penalties, interest, deficiencies or assessments against the Company.

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1.1            LITIGATION.  There is no order of any court, governmental
agency or authority and no action, suit, proceeding or investigation, judicial, administrative or otherwise, of which the Company or the Shareholders have actual knowledge that is pending or threatened against or affecting the Company or a Shareholder which, if adversely determined, might materially and adversely affect the business, operations, properties, assets or conditions (financial or otherwise) of the Company or which challenges the validity or propriety of any of the transactions contemplated by this Agreement.

1.1 EMPLOYEE BENEFIT PLANS. The Company has no liabilities under The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or similar laws with respect to employee benefit plans. No liability under Title IV of ERISA has been incurred by the Company or an Affiliate thereof that has not been satisfied in full, and no condition exists that presents a material risk to the Company or its Affiliates of incurring liability under such Title IV. The Company has complied in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and other taxes, and is not liable for any material arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing.

1.1 CAPITALIZATION. All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable, and are owned of record and beneficially by the Shareholders. There is no outstanding subscription, contract, option, warrant, call or other right obligating the Company to issue, sell, exchange or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of, or securities convertible into or exchangeable for, equity interests of any type of the Company. The Shareholders are the lawful, sole and beneficial owner of the Shares, free and clear of all liens, claims and encumbrances of every kind, and, at the Closing, the Shareholders will convey to DocuCorp good and indefeasible title to the Shares.

1.1            FINANCIAL STATEMENTS AND RECORDS OF THE COMPANY.

1.1.1 The Company has delivered to DocuCorp true, correct and complete copies of the balance sheet of the Company as of December 31, 1997, and the related statement of operations for the year then ended (the "Company Financial Statements").

1.1.1 The Company Financial Statements present fairly the assets, liabilities and financial position of the Company as of the dates thereof and the results of operations thereof for the period then ended and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis with prior periods. The books and records of the Company have been and are being maintained in accordance with good business practice, reflect only valid transactions, are complete and correct in all material respects and present fairly in all material respects the basis for the financial position and results of operations of the Company set forth in the Company Financial Statements.

          (c) As of the Closing Date, (i) the working capital of the Company will be no less than $7,500 and (ii) the Company will have no indebtedness for borrowed money.

1.1 ABSENCE OF CERTAIN CHANGES. Since December 31, 1997, the Company has not (i) suffered any change in its financial condition or results of operations other than changes in the

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ordinary course of business that, individually or in the aggregate, have had a material adverse effect on the Company, (ii) acquired or disposed of any asset, or incurred, assumed, guaranteed or endorsed any liability or obligation, or subjected or permitted to be subjected any material amount of assets to any lien, claim or encumbrance of any kind, except in the ordinary course of business, (iii) entered into or terminated any Material Contract (as hereinafter defined), or agreed or made any material changes in any Material Contract, other than renewals and extensions thereof in the ordinary course of business or as described in the Sellers' Disclosure Schedule, (iv) declared, paid or set aside for payment any dividend or distribution in excess of a cumulative aggregate of $40,000 with respect to its capital stock, entered into any collective bargaining, employment, consulting, compensation or similar agreement with any person or group, (vi) entered into, adopted or amended any employee benefit plan or (viii) taken any action that would be prohibited under Section 5.4.

1.1 UNDISCLOSED LIABILITIES. Other than as set forth on the Company Financial Statements, there are no liabilities or obligations of the Company of a nature required to be disclosed on financial statements prepared in accordance with generally accepted accounting principles.

1.1 CONTRACTS AND AGREEMENTS. The Sellers' Disclosure Schedule contains a list, complete and accurate in all material respects, of all of the following categories of contracts and agreements to which the Company is bound at the date hereof: (i) employee benefit plans, employment, consulting or similar contracts, (ii) contracts relating to leasehold interests, (iii) contracts that involve remaining aggregate payments by the Company in excess of $10,000 or which have a remaining term in excess of one year, (iv) insurance policies, (v) licenses of software by the Company, (vi) agreements of the Company with resellers or other third party distributors of its products and (vii) any contracts, other than as listed above, which are not made in the ordinary course of business (collectively the "Material Contracts"). The Company is not in default with respect to any of the Material Contracts.

1.1 RECEIPT OF DOCUCORP SHARES. In connection with the receipt of DocuCorp Shares pursuant to the transactions contemplated hereby, each of the Shareholders understand and acknowledge the following:

          (a) Such Shareholder understands the merits and risks involved in an investment in DocuCorp. DocuCorp has afforded such Shareholder the opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of the DocuCorp Shares and to obtain any additional information regarding DocuCorp that such Shareholder deems necessary;

          (b) Such Shareholder understands that the DocuCorp Shares to be issued hereunder have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state and, therefore, cannot be sold unless they are subsequently so registered or an exemption from such registration is available.

          (c) Such Shareholder is acquiring the DocuCorp Shares to be issued hereunder for his own account and without any intention of reselling or distributing them. Such Shareholder has not offered for sale or agreed to sell any portion of the foregoing shares.

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Nothing contained in the foregoing representation is intended to limit the rights of the Shareholders to registration of the resale of the DocuCorp Shares, as described in Section 5.6 herein.

1.1 FINDERS AND BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Shareholders directly with DocuCorp. No person has as a result of any agreement or action of the Company or the Shareholders any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

1         REPRESENTATIONS AND WARRANTIES OF DOCUCORP

     DocuCorp hereby represents and warrants to the Shareholders as follows:

1.1            ORGANIZATION AND GOOD STANDING.   DocuCorp is a corporation,
duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and lease its properties and carry on its business as currently conducted.

1.1            DUE AUTHORIZATION.   DocuCorp has full corporate power and
authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the Employment Agreements, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of DocuCorp.

1.1 EXECUTION AND DELIVERY. This Agreement has been duly executed and delivered by DocuCorp and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally. The execution and delivery by DocuCorp of this Agreement and the Employment Agreements and the consummation of the transactions contemplated hereby and thereby will not: (i) conflict with or result in a breach of the certificate of incorporation or bylaws of DocuCorp,
(ii) violate any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental authority, or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage, lease, contract or other instrument to which DocuCorp is a party or by which it is bound or affected.

1.1 DOCUCORP SHARES. The DocuCorp Shares to be issued to the Shareholders will, upon issuance be duly and validly issued, fully paid and nonassessable.

1.1 SEC REPORTS. DocuCorp has furnished to the Shareholders true and complete copies of (i) DocuCorp's Annual Report on Form 10-K for the year ended July 31, 1997, (ii) the DocuCorp's Quarterly Report on Form 10-Q for the first quarter of fiscal 1998 and (iii) DocuCorp's Registration Statement on Form S-1 filed on January 16, 1998 (collectively the "SEC Reports"). The SEC Reports did not, on their respective dates of filing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. DocuCorp has filed on a timely basis all documents required to be filed by it with the Securities and Exchange Commission (the "SEC") and all such documents complied as to form with the applicable

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requirements of law.  All financial statements included in such documents, including without limitation, the SEC Reports, (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein), (iii) fairly present the financial position, results of operations and cash flows of DocuCorp as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of DocuCorp. Since the date of the most recent SEC Reports, there has not been any material adverse change in the assets, business, financial condition or results of operations of DocuCorp.

1.1 FINDERS AND BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by DocuCorp directly with the Shareholders and the Company. No person has as a result of any agreement or action of DocuCorp any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

1         CERTAIN COVENANTS AND AGREEMENTS

     The Company and the Shareholders, jointly and severally (subject to the provisions of Section 15.10 hereof), covenant and agree that, from and after the execution and delivery of this Agreement to and including the Closing Date (and thereafter as reflected below), they shall cause the Company to comply with the covenants set forth below, and DocuCorp covenants and agrees that it shall similarly comply with said covenants to the extent applicable to it.

1.1 ACCESS. Upon reasonable notice, the Company and the Shareholders will give to DocuCorp and its counsel, accountants and other authorized representatives, full access during reasonable business hours to all of the Company's properties, books, contracts, documents and records and shall furnish DocuCorp with all such information concerning their affairs, including financial statements, as the other may reasonably request in order that DocuCorp may have full opportunity to make such reasonable investigations as it shall desire for the purpose of verifying the performance of and compliance with the representations, warranties, covenants and the conditions contained herein or for other purposes reasonably related to the transactions contemplated hereby. The Company and the Shareholders will take all action necessary to enable DocuCorp, its counsel, accountants and other representatives to discuss the affairs, properties, business, operations and records of the Company at such times and as often as DocuCorp may reasonably request with executives, independent accountants and counsel of the Company and the Shareholders. In the event that the Closing does not occur and this Agreement is terminated, the Company and the Shareholders, on the one hand, and DocuCorp, on the other, shall (i) maintain the confidentiality of all information obtained from the other party in connection herewith, except for such information as is in the public domain,
(ii) not use any such information so obtained to the detriment or competitive disadvantage of the other party, and (iii) promptly return copies of all books, records, contracts and any other documentation of the other delivered to such party pursuant to the transactions contemplated hereby.

1.1 BEST EFFORTS. The Company, the Shareholders and DocuCorp shall take all reasonable actions necessary to consummate the transactions contemplated by this Agreement and will use all necessary and reasonable means at their disposal to obtain all necessary consents and approvals of other persons and governmental authorities required to enable it to consummate the transactions contemplated by this Agreement. Each party shall make all filings, applications, statements and

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reports to all governmental agencies or entities which are required to be made prior to the Closing Date by or on its behalf pursuant to any statute, rule or regulation in order to consummate the transactions contemplated by this Agreement, and copies of all such filings, applications, statements and reports shall be provided to the other.

1.1 PUBLIC ANNOUNCEMENTS. Prior to the Closing Date, all notices to third parties and other publicity relating to the transaction contemplated by this Agreement shall be jointly planned and agreed to by the Shareholders and DocuCorp.

1.1 ORDINARY COURSE OF BUSINESS. Except as contemplated by this Agreement, during the period from the execution and delivery of this Agreement through the Closing Date, the Company shall (i) conduct its operations in the ordinary course of business consistent with past and current practices, (ii) use good faith efforts to maintain and preserve intact its goodwill and business relationships, (iii) not enter into any agreement which involves the payment by the Company of an aggregate amount exceeding $10,000, or which has a term exceeding one year, (iv) not increase, or agree to increase, the level of compensation payable to any of its employees or the Shareholders, or pay any bonuses to Shareholders, or (v) take any action which would cause any representation contained in Article 3 to be untrue as of the Closing Date.

     5.5 EMPLOYMENT OF GARY BROOKMAN. Upon the occurrence of the Closing, DocuCorp will offer employment to Gary Brookman, at an initial annual salary of $65,000, for such individual to continue to serve in his present function with the Company, as set forth in DocuCorp's standard employee employment agreement.

     5.6  REGISTRATION OF DOCUCORP SHARES.

          (a) As soon as practicable after the written request of the Shareholders (which request may be made on and after the later of (i) May 15, 1998 or (ii) the expiration of the lock-up period applicable to DocuCorp's initial public offering of its common stock, such expiration to be no later than October 31, 1998), DocuCorp shall prepare and file with the SEC a Registration Statement on Form S-3 (the "Registration Statement") registering the DocuCorp Shares for resale to the public. DocuCorp shall cause the Registration Statement (i) to become effective as soon as practicable after the filing thereof and (ii) to remain effective so that the DocuCorp Shares may be offered and sold on a continuous or delayed basis in accordance with Rule 415 under the 1933 Act, until such time as all of the DocuCorp Shares have been either sold by the Shareholders or are legally entitled to be sold without registration under the 1933 Act.

          (b) Based upon the written opinion of DocuCorp's securities law counsel, DocuCorp may, by written notice to the Shareholders, for a period not to exceed 30 days, suspend or withdraw the Registration Statement and require that the Shareholders cease sales of the DocuCorp Shares thereunder, if (i) DocuCorp is engaged in negotiations or preparations for any transaction that DocuCorp desires to keep confidential for valid business reasons, and (ii) DocuCorp determines in good faith that the public disclosure requirements imposed on DocuCorp as a result of the Registration Statement would require public disclosure of such negotiations or preparations; provided, however, that DocuCorp may not exercise this right on more than one occasion.

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          (c)  DocuCorp agrees to indemnify and hold harmless the Shareholders, and any broker or agent selling the DocuCorp Shares on behalf of the Shareholders, against any losses, claims, damages or liabilities to which any such person may become subject under the 1933 Act, or otherwise, insofar as such losses, claims, damages or liabilities arise from any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or prospectus included therein, or any supplemental filings, or other documents, incident to the Registration Statement, or arise out of or are based upon the omission to state therein a fact required to be stated therein or necessary to make the statements therein not misleading (except insofar as such losses, claims, damages or liabilities arise out of or are based upon information furnished in writing to DocuCorp by or on behalf of the Shareholders specifically for use in such Registration Statement or prospectus).

          (d) DocuCorp shall bear all expenses of the Registration Statement filed hereunder, which shall include, without limitation, all registration and filing fees and the reasonable fees and disbursements of counsel and accountants for DocuCorp; but which shall not include any selling commissions or underwriting discounts or stock transfer taxes for the Shareholders or their brokers or underwriters or of any counsel or accountants retained by the Shareholders.

     5.7  REPURCHASE OF CERTAIN DOCUCORP SHARES.

          (a) The Shareholders hereby grant to DocuCorp the right and option (the "Call Option") to repurchase 100,000 of the DocuCorp Shares (the "Callable Shares") upon the terms and conditions set forth in this Section
     5.7. DocuCorp may exercise the Call Option if Transit Revenues (as defined herein) for the 42 months ending July 31, 2001 are $6.0 million or
     less.   DocuCorp may exercise the Call Option by giving written notice to the Shareholders of its exercise of the Call Option during the 30 day period which is the first full month after the completion of DocuCorp's audit report for the year ending July 31, 2001 (such exercise month expected to be the month of October 2001). Upon DocuCorp's exercise of the Call Option, the Shareholders shall be required to sell the Callable Shares to DocuCorp, and DocuCorp shall be required to repurchase the Callable Shares. A closing for the repurchase of the Callable Shares shall be held on the date specified by DocuCorp, which shall be no later than the 30th day after the exercise of the Call Option. At such closing, the Shareholders shall deliver to DocuCorp stock certificates representing the Callable Shares, duly endorsed to DocuCorp, against payment by DocuCorp to the Shareholders (apportioned equally between them) of the exercise price set forth in subsection (b) below.

          (b) The exercise price for the Callable Shares shall be (i) if Transit Revenues for the 42 months ending July 31, 2001 are $3.0 million or less, $3.00 per Callable Share, (ii) if Transit Revenues for the 42 months ending July 31, 2001 exceed $3.0 million but are $6.0 million or less, $5.00 per Callable Share, and (iii) if Transit Revenues for the 42 months ending July 31, 2001 exceed $6.0 million, $15.00 per Callable Share.

          (c) The amount of Transit Revenues for the 42 months ending July 31, 2001 shall be set forth on a written statement prepared by DocuCorp and delivered to the Shareholders. The Shareholders shall have the right to contest the statement at any time within 30 days after their receipt thereof by delivering their objection in writing to DocuCorp. The parties shall

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     use their best efforts to resolve any contest promptly, and the
     Shareholders shall be entitled to examine the accounting records of DocuCorp for such purpose. If DocuCorp and the Shareholders are unable to resolve such dispute within 30 days after notification of such objection, the parties shall submit such dispute to KPMG Peat Marwick (the "Independent Auditors") to make the final determination. The decision of the Independent Auditors shall be final and binding on the parties. The Shareholders shall bear the cost of the Independent Auditors unless the decision of such Independent Auditors results in an adjustment of the exercise price in favor of the Shareholders or results in the Call Option becoming non-exercisable. As used herein, "Transit Revenues" shall mean licensing and maintenance revenues of the "Transit" software products sold by the Company, as determined in accordance with generally accepted accounting principles. In the event that the Transit product is bundled or otherwise sold in conjunction with other products of DocuCorp, a fair and equitable allocation (based upon the relative prices which the products had been sold separately) shall be made between the Transit product and such other products.

          (d) The Shareholders hereby acknowledge that DocuCorp will place restrictive legends on the Callable Shares referencing DocuCorp's Call Option and the existence of this Agreement.

          (e) At all times prior to July 31, 2001, DocuCorp will use its reasonable best efforts to encourage the development and sale of the Transit product. To this end, for such period and so long as the Transit product retains its present functionality and customer acceptance, DocuCorp will (i) incorporate Transit into its product line as the featured data acquisition product (it being recognized, however, that DocuCorp will not disband traditional DocuCorp legacy methods of acquiring data) and (ii) allow Transit to be sold on a stand-alone basis and allow the continued development of the Maitland customer base.

     5.8 TAX-FREE REORGANIZATION. The parties will use their reasonable best efforts to ensure that the sale of the Shares to DocuCorp under this Agreement will not result in the recognition of income for federal income tax purposes.

1         CONDITIONS TO DOCUCORP'S CLOSING

     All obligations of DocuCorp under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that DocuCorp may, in its sole discretion, waive any or all of such conditions in whole or in part:

1.1 REPRESENTATIONS, ETC. The Company and the Shareholders shall have performed in all material respects the covenants and agreements contained in this Agreement that are to be performed by each of them at or prior to the Closing, and the representations and warranties of the Company and the Shareholders contained in this Agreement shall be true and correct as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

1.1 CONSENTS. All consents and approvals from any third parties required to consummate the transactions contemplated by this Agreement shall have been obtained without material cost or other materially adverse consequence to DocuCorp.

1.1 NO ADVERSE LITIGATION. No order or preliminary or permanent injunction shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of (i) making any of the transactions contemplated hereby illegal, (ii) materially adversely affecting the value of the assets or business of the Company or (iii) making DocuCorp or the Company liable for the payment of a material amount of damages to any person.

1.2 INTELLECTUAL PROPERTY DUE DILIGENCE. DocuCorp shall have received documentation satisfactory to it confirming the title of, and ownership by, the Company of the intellectual property associated with the "Transit" software product.

1.1 CLOSING DELIVERIES. DocuCorp shall have received each of the documents or items required to be delivered to it pursuant to Section 8.1 hereof.

1         CONDITIONS TO SHAREHOLDERS' AND COMPANY'S CLOSING

     All obligations of the Company and the Shareholders under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that the Company and the Shareholders may, in their sole discretion, waive any or all of such conditions in whole or in part:

1.1 REPRESENTATIONS, ETC. DocuCorp shall have performed in all material respects the covenants and agreements contained in this Agreement that are to be performed by it at or prior to the Closing, and the representations and warranties of DocuCorp contained in this Agreement shall be true and correct as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

1.1 NO ADVERSE LITIGATION. No order or preliminary or permanent injunction shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of (i) making any of the transactions contemplated hereby illegal or (ii) making the Shareholders liable for the payment of a material amount of damages to any person.

1.1 CLOSING DELIVERIES. The Company and the Shareholders shall have received each of the documents or items required to be delivered to them pursuant to Section 8.2 hereof.

1         DOCUMENTS TO BE DELIVERED AT CLOSING

1.1            TO DOCUCORP.  At the Closing, there shall be delivered to
               DocuCorp:

1.1.1 the Shares, in form satisfactory to DocuCorp and its counsel;

1.1.1               the Employment Agreements;

1.1.1               a copy of all consents and approvals referred to in Section
                    6.2 hereof;

          (d)  the corporate records of the Company; and

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

          (e)  all other items reasonably requested by DocuCorp.
1.1 TO THE SHAREHOLDERS. At the Closing, there shall be delivered to the Shareholders:

1.1.1 170,000 shares of DocuCorp Common Stock as contemplated by Section 2.1 hereof;

          (b)  the Employment Agreements; and

          (c)  all other items reasonably requested by the Shareholders.

1         SURVIVAL

     All representations, warranties, covenants and agreements made by any party to this Agreement or pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto and shall survive the Closing for a period of 12 months; provided, however, that (i) the representations contained in Section 3.9 shall survive until the statute of limitations with respect to tax matters expires; (ii) the covenants contained in Sections 5.6 and 5.7 shall survive for the periods referenced therein, and (iii) the representations contained in Section 3.12 shall survive indefinitely. The representations and warranties hereunder shall not be affected or diminished by any investigation at any time by or on behalf of the party for whose benefit such representations and warranties were made. All statements contained herein or in any certificate, exhibit, list or other document delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties.

1         INDEMNIFICATION OF THE SHAREHOLDERS

     DocuCorp shall indemnify and hold the Shareholders harmless from, against, for and in respect of:

1.1.1 any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by the Shareholders because of the breach of any written representation, warranty, agreement or covenant of DocuCorp contained in or made in connection with this Agreement;

1.1.1 any and all liabilities, obligations, claims and demands arising out of the ownership and operation of the Company on and after the Closing Date, except to the extent the same arises from a breach of any written representation, warranty, agreement or covenant of any Company or any Shareholder contained in or made in connection with this Agreement; and

1.1.1 all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by the Shareholders in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 10.

2         INDEMNIFICATION OF DOCUCORP

     The Shareholders (jointly and severally) shall indemnify and hold DocuCorp harmless from, against, for and in respect of:

1.1.1 any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by DocuCorp because of the breach of any written representation, warranty, agreement or covenant of the Company or any Shareholder contained in or made in connection with this Agreement; and

1.1.1 all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by DocuCorp in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 11.

1         GENERAL RULES REGARDING INDEMNIFICATION

1.1.1 The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party shall be subject to the following terms and conditions:

1.1.1.1 The indemnified party shall give prompt written notice (which in no event shall exceed 30 days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Section 10 or 11 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

1.1.1.1 If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in Section 10 or 11 hereof, the action, suit or proceeding shall, upon the written acknowledgment by the indemnifying party that is obligated to indemnify under such indemnity agreement, be defended (including all proceedings on appeal or for review which counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding, in which event the indemnifying party shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified party. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

1.1.1.1 The indemnified party shall make available to the indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such

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

assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

1.1.1.1 The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

1.1.1.1 If any claims are made by third parties against an indemnified party for which an indemnifying party would be liable, and it appears likely that such claims might also be covered by the indemnified party's insurance policies, the indemnified party shall make a timely claim under such policies and to the extent that such party obtains any recovery from such insurance, such recovery shall be offset against any sums due from an indemnifying party (or shall be repaid by the indemnified party to the extent that an indemnifying party has already paid any such amounts). The parties acknowledge, however, that if an indemnified party is self-insured as to any matters, either directly or through an insurer which assesses retroactive premiums based on loss experience, then to the extent that the indemnified party bears the economic burden of any claims through self-insurance or retroactive premiums or insurance ratings, the indemnifying party's obligation shall only be reduced by any insurance recovery in excess of the amount paid or to be paid by the indemnified party in insurance premiums.

               (vi) An indemnified party shall not make any claim hereunder unless and until it has incurred damages and expenses of a cumulative aggregate of $10,000 (the "Floor") and shall thereafter be entitled to make a claim only for amounts incurred in excess of such Floor.

               (vii) The Shareholders shall be entitled to satisfy all claims for indemnification hereunder by surrendering shares of DocuCorp Common Stock to DocuCorp, which shares shall for such purposes be valued at a price per share which is equal to the average closing price of DocuCorp Common Stock on the Nasdaq National Market (or if the shares are not then trading on such market, using such other market as will best approximate the fair market value of DocuCorp Common Stock) for the 30 trading days ending 10 days prior to the date on which the Shareholders have satisfied such claim.

1.1.1 Except as herein expressly provided, the remedies provided in Sections 10 through 12 hereof shall be cumulative and shall not preclude assertion by any party of any other rights or the seeking of any other rights or remedies against any other party hereto.

1         FAILURE TO CLOSE BECAUSE OF DEFAULT

     In the event that the Closing is not consummated by virtue of a material default made by a party in the observance or in the due and timely performance of any of its covenants or agreements herein contained ("Default"), the parties shall have and retain all of the rights afforded them at law or in equity by reason of that Default. In addition, the Company and the Shareholders, on the one hand, and DocuCorp, on the other, acknowledge that the Shares and the transactions contemplated hereby are unique, that a failure by any of them to complete such transactions will cause irreparable injury to the other, and that actual damages for any such failure may be difficult to ascertain and may be inadequate. Consequently, DocuCorp, the Company and the Shareholders agree that each shall be entitled, in the event of a Default by the other, to specific performance of any of the provisions of this Agreement in addition to any other legal or equitable remedies to which the non-defaulting party may otherwise be entitled. In the event any action is brought, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees.

1         TERMINATION RIGHTS

      This Agreement may be terminated by either DocuCorp or the Company, if either such party is not then in Default, upon written notice to the other upon the occurrence of any of the following:

1.1.1 If the Closing has not occurred on or before March 31, 1998;

1.1.1 If either party Defaults and such Default has not been cured within 30 days of written notice of such Default by the other party;

1.1.1 Subject to the provisions of Sections 6 and 7 hereof, by the Company or DocuCorp, if on the Closing Date any of the conditions precedent to the obligations of the Company or DocuCorp, respectively, set forth in this Agreement have not been satisfied or waived by such party; or

1.1.1               By mutual consent of the Company and DocuCorp.

1         MISCELLANEOUS PROVISIONS

1.1 EXPENSES. DocuCorp shall pay the fees and expenses incurred by it in connection with the transactions contemplated by this Agreement and the Shareholders shall pay the fees and expenses incurred by them and the Company in connection with the transactions contemplated by this Agreement. If any action is brought for breach of this Agreement or to enforce any provision of this Agreement, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees incurred in enforcing such provision as a result of the breach.

1.1 AMENDMENT. This Agreement may be amended at any time but only by an instrument in writing signed by the parties hereto.

1.1 NOTICES. All notices and other communications delivered hereunder shall be in writing and shall be deemed given if delivered personally or upon actual receipt if mailed by certified mail, return receipt requested or delivered by nationally recognized "next-day" delivery service, to the parties at the addresses set forth below:

If to the Shareholders and (prior to the Closing) the Company:

     P.O. Box 7927
     Portland, Maine 04112

     Telephone: (207) 772-6806
     Telecopy:  (207) 772-1496


If to DocuCorp:

     5910 N. Central Expressway, Suite 800
     Dallas, Texas 75206
     Attention: President
     Telephone: (214) 891-6500
     Telecopy:  (214) 891-6678

or such other address or addresses as any party shall have designated by notice to each other party in accordance with this Section 15.3.

1.1 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the others.

1.1 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

1.1 HEADINGS. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

1.1 ENTIRE AGREEMENT. This Agreement and the documents referred to herein contain the entire understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, conveyances or undertaking other than those expressly set forth herein. This Agreement supersedes any prior agreements and understandings between the parties with respect to the subject matter.

1.1 WAIVER. No attempted waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement, will be effective unless evidenced by an instrument in writing by the party against whom the enforcement of any such waiver or consent is sought.

1.1 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

1.1 ASSERTION OF CLAIMS AGAINST THE COMPANY. In any proceeding by DocuCorp to assert or prosecute any claims under, or to otherwise enforce, the Agreement, the Shareholders agree that they shall not assert as a defense or bar to recovery, and hereby waive any right to so assert such defense or bar such recovery, that (a) prior to Closing the Company shall have had knowledge of the circumstances giving rise to the claim being pursued by it;
(b) prior to Closing, the Company engaged in conduct or took action that caused or brought about the circumstances giving rise to its claim, or otherwise contributed thereto; or (c) the Shareholders have a right of contribution from the Company to the extent that there is any recovery against the Shareholders.

1.1 FRANCHISE TAXES OF THE COMPANY. Liability for state corporate franchise taxes assessed on the Shares by the state of Maine, if any, payable with respect to the tax year in which the Closing Date falls shall be prorated as between the Shareholders and DocuCorp on the basis of the number of days of the tax year elapsed to and including such date. To the extent possible, such proration shall be made on the Closing Date based upon estimates of such franchise tax (without giving effect to any changes in the tax rate or amount due as a result of actions by the Company or DocuCorp after the Closing).

1.1 SEVERABILITY. The event that any of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been contained herein.

1.1 INTENDED BENEFICIARIES. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such entities as set forth herein and shall not benefit, and do not benefit, any unrelated third parties.

1.1 MUTUAL CONTRIBUTION. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.

                          [signature page to follow]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              DocuCorp International, Inc.


                              By: /s/ Michael D. Andereck
                                 ------------------------
                                   Michael D. Andereck
                                   President

                              Maitland Software, Inc.


                              By: /s/ James S. Gentsch
                                 -------------------------
                                   James S. Gentsch
                                   President


                              Shareholders:

                              /s/ David T. Rourke
                              ------------------------
                              David T. Rourke

                              /s/ James S. Gentsch
                              ------------------------
                              James S. Gentsch








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